KRC&L	Kane Russell Coleman & Logan PC
Attorneys & Counselors
Dallas ▪ Houston	Lawrence E. Wilson

Direct Number: (713) 425-7464
Fax Number: (713) 425-7700 E-Mail: lwilson@krcl.com

 Confidential
 Attorney-Client Privilege

June 14, 2010

Ms. Amanda Ravitz
Branch Chief – Legal
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.  20549-3561

Re:	MK Automotive, Inc.
Registration Statement on Form 10 (the “Registration Statement”)
File No. 000-53911

Dear Ms. Ravitz:

On behalf of MK Automotive, Inc. (the “Company”), we are providing the following responses to comments from the Staff dated June 11, 2010.  For the convenience of the Staff we have repeated each comment below, followed by our response or explanation.  Where indicated, the Company will amend its Registration Statement in accordance with these responses.

Business, page 1

1.
Please revise to clarify your statement on page two that you intend to “offer” franchises in all states.  If it is your plan to have franchises opened in all states please disclose your plan for doing so in the business section.  Update your Liquidity and Capital Resources section to explain the demands on liquidity that will accompany the implementation of this growth strategy, discussing the impact of anticipated costs, including regulatory costs in this expansion.  Discuss the amount of funding required, the expected sources of funding and the impact on the company if the funding cannot be obtained.  Disclose the states for which you have not executed any agreement regarding the development of franchise operations.  In the alternative, if it is your intention to make development agreements available for any remaining state not already covered by an area development agreement, then please so state.

The statement that the Company intends to “offer” franchises in all states was intended to mean that the Company did not intend to limit the states in which it would enter franchise agreements.  The Company did not intend to imply that it has adopted a plan to expand its franchise operations for all states.  If the initial franchise operations are successful, the Company intends to expand its franchise operations as opportunities are presented.  The rate at which it will expand those operations and the states in which it will enter franchise agreements depends primarily upon the identification of suitable franchisees and the availability of funding and other resources.  The Company initially expects that expansion of franchise operations will be funded with fees paid by existing franchisees.

DALLAS ▪ 3700 Thanksgiving Tower ▪ 1601 Elm Street ▪ Dallas Texas 75201 ▪ (214) 777-4200 / (214) 777-4299 Fax
HOUSTON ▪ 919 Milam, Suite 2200 ▪ Houston, Texas 77002 ▪ (713) 425-7400 / (713) 425-7700 Fax

Ms. Amanda Ravitz
United States Securities and Exchange Commission
June 14, 2010

The Company will amend the Registration Statement to include the following paragraph under Item 1 “Business-Franchise Operations”

We intend to expand our franchise operations and enter additional Development Agreements for other states and additional franchise agreements for individual locations if our initial franchise operations are successful.  Our Area Development Agreements and franchise agreements are presently offered primarily through our internet website, www.mikesmastermechanics.com and we expect to expand our franchise operations only when we identify suitable franchisees and funds generated from franchise operations will support expansion.  There is no assurance that we will execute additional franchise agreements under our existing Area Development Agreement or that we will enter additional Area Development Agreements or franchise agreements.

In addition, the Company will add the following paragraph to its discussion of Liquidity and Capital Resources:

We will incur approximately $100,000 in additional costs relating to franchise operations during 2010.  We plan to expand our franchise operations if they are successful.  We plan to use fees paid by existing franchisees and franchise fees from new franchisees to fund any expansion of our franchise operations.  If fees generated by franchise operations are not sufficient to fund expansion of franchise operations, we may borrow additional funds to support expansion of franchise operations or delay, reduce or terminate franchise operations.

2.
We note your response to comment three of our letter dated May 19, 2010, and we reissue the comment.  Please provide a basis to indicate that your proprietary management systems and software have implemented the systems and software best practices used by new car dealers and national retail operations.  Likewise, please show that your technician qualification, training, and compensation practices are governed by the same policies and procedures reflected in new car dealer and national retail operation best practices.  Additionally, provide a basis to indicate that your purchasing power is the same as that of new car dealers and national retail operations.  Otherwise please revise.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
June 14, 2010

The Company did not intend to imply that its management systems and software implement the system and software best practices used by new car dealers and national retail operations.  Nor was it the Company’s intention to state that the technician qualification, training and compensation practices were governed by the same policies and procedures followed by new car dealers and national retail operations.  These statements were made in the context of the basis on which the Company competes with its competitors.  The Company will revise the description of the basis on which it competes to read as follows:

We compete against the other constituents in the industry on the basis of price, quality of service and customer satisfaction.  We believe that our proprietary software and management systems and the qualifications and training of our technicians enable us to effectively compete with new car dealers and national retail operations on the basis of quality of services.  We also believe that our innovative compensation structure and increased purchasing power from multiple locations and franchises enable us to effectively compete with locally owned service centers on the basis of price and customer satisfaction.  Repeat customers make up more than 81% of our total revenue.

Directors and Executive Officers, page 18

3.	We note your response to comment six of our letter dated May 19, 2010. Please include the text of your response to our request regarding Item 401(e) in your prospectus disclosure.

The Company will add the following paragraph to Item 5 “Directors and Executive Officers”:

Both Mr. Murphy and Ms. Marstad have more than five (5) years experience in the operation of the Company and were principally involved in developing the Company’s business model.  Mr. Murphy’s operating experience and Ms Marstad’s programming expertise, which represent the two principal components of the Company’s business model, together with their financial commitment to the Company in the form of personal investment of time and money, support the conclusion that each should be a director of the Company.

Certain Relationships and Related Transactions, and Director Independence, page 19

4.
We note your response to comment seven of our letter May 19, 2010.  You state in your letter dated May 25, 2010 that the disclosure reflecting transactions through March 31, 2010 was “as of the most recent practicable date.”  Please provide more updated information with your next amendment, if practicable.

Ms. Amanda Ravitz
United States Securities and Exchange Commission
June 14, 2010

As of the date of this letter, there have been no changes in the information contained in response to Item 7 “Certain Relationships and Related Transaction, and Director Independence”.  The Company will change the dates as of which this information is provided.

If the foregoing responses are sufficient to address the comments of the Staff, the Company will amend the Registration Statement as set forth in this letter and as necessary to reflect that the Company’s second franchise facility opened on June 1, 2010.  Any member of the Staff may contact me at the letterhead address if there are questions regarding these responses or there are additional comments.

We appreciate the detailed review of the Registration Statement by the Staff and have attempted to address all comments.

Very truly yours Kane Russell Coleman & Logan PC

/s/ Lawrence E. Wilson

Title Lawrence E. Wilson

cc:	MK Automotive, Inc.
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